Exhibit 99.1

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces Completion of Patient Enrollment and Treatment in a Phase II Trial of ND0612H for Advanced Parkinson’s Disease

- First evaluation of clinical efficacy of ND0612H in advanced Parkinson's patients –

REHOVOT, Israel, December 22, 2016 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) disorders, today announced that it completed patient enrollment and treatment in trial 006 of ND0612H, the company’s continuously administered levodopa/carbidopa (LD/CD) solution. ND0612H, administered subcutaneously through a belt pump, is designed to deliver steady LD/CD levels to advanced Parkinson's patients with motor fluctuations that cannot be adequately controlled with oral therapy and to become an alternative to treatments with surgical intervention.

Trial 006, a 28-day international, multicenter, parallel-group, single blind (rater-blinded), randomized pilot phase II study, was the first trial to investigate, the efficacy, safety, tolerability and pharmacokinetics of two dosing regimens of the high dose version of ND0612 (ND0612H) compared with the baseline oral standard of care. The study enrolled a total of 38 patients with advanced Parkinson’s disease. Topline results from this trial are expected in the first quarter of 2017.

“The timely completion of the first trial that evaluates the efficacy of ND0612H marks an important milestone in the development of this drug,” said Oded S. Lieberman, PhD, CEO of NeuroDerm. “This trial was designed to reflect the expected clinical usage of ND0612H by advanced Parkinson's patients and to provide critical data on the safety and efficacy of an extended period of therapy. Investigator support for this trial as well as interest by patients was robust, reflecting the current unmet need in treating Parkinson’s disease and the desire for new treatment options. Many advanced Parkinson’s disease patients suffer motor complications that cannot be adequately controlled with current therapy. They face limited treatment options that may require surgical intervention that is associated with possible serious adverse effects and death. NeuroDerm is committed to providing advanced stage patients with a new therapeutic option that will be a safe, simple and effective alternative to current surgical treatments.”

About ND0612

ND0612 is designed to significantly reduce motor complications in Parkinson's disease patients through continuous, subcutaneous delivery of LD/CD solution. Previously completed Phase 2 trials demonstrated that a low dose of ND0612 (ND0612L) maintained steady, therapeutic levodopa plasma concentrations that were associated with major changes in several clinical parameters including "off time" reductions when added to optimal oral standard of care. A high dose of ND0612 (ND0612H), intended for severe Parkinson's disease patients, was shown to reach even higher levodopa steady plasma levels, indicating that it may provide an effective therapy alternative to current treatments requiring surgery such as deep brain stimulation and LD/CD Intestinal Gel.

About Parkinson's disease

Parkinson's disease is a progressive neurodegenerative illness characterized by reduced dopamine in the brain, resulting in a debilitating decrease in the patient's motor and non-motor functions. Its symptoms, such as trembling in the extremities and face, slowness of movement and impaired balance and coordination, worsen over time and gravely impact the patient's quality of life. Levodopa is the most effective treatment for Parkinson’s disease. However, chronic oral levodopa treatment is associated with fluctuations in motor response as result of which, despite the benefits of the drug, patients can experience periods of impaired motor and non-motor functions, also referred to as "off" time. In addition, mainly as a result of excessive/intermittent oral doses of levodopa aimed at treating the "off" time, some patients experience involuntary movements, or dyskinesia. The "off" time and dyskinesia affect the majority of levodopa-treated Parkinson's disease patients and can interfere with day-to-day functions, causing patients to become severely disabled. Current evidence suggests that intermittent dosing with standard oral formulations of levodopa contributes to the development of these motor complications. By contrast, it has been shown that continuous administration of levodopa can effectively treat motor fluctuations in Parkinson's disease patients without increasing troublesome dyskinesia; however, a convenient route for continuous administration has not been introduced to date.

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Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration.  The Company has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease.  The Company has developed a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD.  The LD/CD product candidate in low dose and high dose form (ND0612L and ND0612H), are used for the treatment of moderate and advanced Parkinson’s disease patients, respectively, and are delivered subcutaneously.  In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD.  NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729; Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1768

U.S. Media Contact:

Erich Sandoval

Lazar Partners Ltd.

esandoval@lazarpartners.com

+917-497-2867

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